UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ___)*

Synthetic Biologics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

87164U102
(CUSIP Number)

February 16, 2016
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Cusip No. 87164U102	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS Knoll Capital Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,754,557
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,754,557
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,754,557
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON PN

Cusip No. 87164U102	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS Fred Knoll
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,754,557
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,754,557
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,754,557
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON IN

Cusip No. 87164U102	13G	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSONS Gakasa Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,754,557
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,754,557
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,754,557
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON LLC

Cusip No. 87164U102	13G	Page 5 of 7 Pages

Item 1(a).	Name of Issuer:

Synthetic Biologics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

155 Gibbs Street, Suite 412

Rockville, Maryland 20850

Item 2(a).	Name of Persons Filing:

Knoll Capital Management LP (“KCMLP”)

Fred Knoll (“Knoll”)

Gakasa Holdings, LLC (“Gakasa”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principle business address for each of KCMLP, Knoll and Gakasa is 5 East 44th Street, Suite 12, New York, NY 10017

Item 2(c).	Citizenship:

KCMLP is a limited partnership formed and existing under the laws of the State of Delaware.

Knoll is a citizen of the United States.

Gakasa is a limited liability company organized under the laws of the State of Florida.

Item 2(d).	Title of Class of Securities:

This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the “Common Stock”) of the issuer.

Item 2(e).	CUSIP Number:

87164U102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Cusip No. 87164U102	13G	Page 6 of 7 Pages

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of this filing:

Gakasa beneficially owns 4,754,557 Shares of the Issuer’s Common stock, which is comprised of 3,734,149 Shares of the Issuer’s Common Stock and warrants to purchase 1,020,408 shares of Common Stock.

Each of KCMLP and Knoll beneficially own 4,754,557 Shares of the Issuer’s Common Stock, which is comprised of 3,734,149 Shares of the Issuer’s Common Stock and warrants to purchase 1,020408 shares of Common Stock. KCMLP has trading authority for Gakasa, and Knoll is the President of KCMLP.

(b)	Percent of Class:

The 4,754,557 shares of the Issuer’s Common Stock beneficially owned by each of Gakasa, KCMLP and Knoll constitute 5.2% of the Issuer’s Common Stock outstanding.

This percentage is calculated based on a total of 90,810,086 shares of Common Stock outstanding, as reported by the Issuer on a Form 10-Q filed with the SEC on November 5, 2015.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 4,754,557

KCMLP, Knoll and Gakasa share the power to vote or direct the vote of those shares of Common Stock owned by Gakasa.

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 4,754,557

KCMLP, Knoll and Gakasa share the power to dispose of or direct the disposition of those shares of Common Stock owned by Gakasa.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

By Signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 87164U102	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

KNOLL CAPITAL MANAGEMENT, LP By: /s/ Fred Knoll
Dated: March 1, 2016	Name: Fred Knoll Title: President
/s/ Fred Knoll
Dated: March 1, 2016	Fred Knoll
GAKASA HOLDINGS, LLC. By: Knoll Capital Management, L.P., By: /s/ Fred Knoll
Dated: March 1, 2016	Name: Fred Knoll Title: President

Page 7 of 7